May 3, 2024

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Evan Ewing, Stephany Yang, and Hugh West

Re:	Fly-E Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 22, 2024

File No. 333-276830

Ladies and Gentlemen,

On behalf of our client, Fly-E Group, Inc., a Delaware corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated April 30, 2024 with respect to the Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on April 22, 2024. For your convenience, your comments are reproduced below in italicized bold text, followed by the Company’s responses. Please be advised that the Company is concurrently filing via EDGAR an Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.	Please update your disclosure as appropriate to reflect any recent developments that materially impact your business, financial condition, and/or results of operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there have been no recent developments that materially impact its business, financial condition, and/or results of operations. The Company’s results of operations and financial condition for the three months ended March 31, 2024 are consistent with those for the three months ended December 31, 2023. The Company has updated pages 1, 28 and 49 of the Registration Statement to disclose the number of electric vehicles it produced during the year ended March 31, 2024.

Exhibits

Amended and Restated Certificate of Incorporation of Fly-E Group, Inc., page II-3

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to this comment, the Company has amended Exhibit 3.1 to remove the forum selection provision in its entirety from its Amended and Restated Certificate of Incorporation. The revised Exhibit 3.1 is being submitted with this Amendment No. 3 to the Registration Statement.

If you have any questions or require any additional information, please telephone the undersigned at (212) 918-3267 or Will Rao at (212) 918-3724.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

cc:	Zhou Ou, Chief Executive Officer, Fly-E Group, Inc.
Steven Guo, Chief Financial Officer, Fly-E Group, Inc.
Joseph Lucosky, Partner, Lucosky Brookman LLP